November 28, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Protective Life Insurance Company, on its own behalf and on behalf of ProtectiveVariable Annuity Separate Account, hereby requests that Post-Effective Amendment No. 3 to the Registration Statement filed on Form N-4 (File No. 333-179649) be accelerated and declared effective on December 10, 2012, or as soon thereafter as is reasonably practicable.

Protective Life Insurance Company

Protective Variable Annuity Separate Account

By:	/s/ John D. Johns
John D. Johns
President and Chief Executive Officer

INVESTMENT DISTRIBUTORS, INC.

2801 Highway 280 South • Birmingham, AL • 35223 • (205)268-1000

November 28, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Investment Distributors, Inc., the principal underwriter, hereby requests that Post-Effective Amendment No. 3 to the Registration Statement filed on Form N-4 (File No. 333-179649) be accelerated and declared effective on December 10, 2012, or as soon thereafter as is reasonably practicable.

Investment Distributors, Inc.

By:	/s/ Edwin V. Caldwell
Edwin V. Caldwell
President